Exhibit 12.2
Brandywine Operating Partnership, L.P.
Computation of Ratio of Earnings to Combined Fixed Charges
(in thousands)

	For the years ended December 31,
	2010	2009		2008	2007	2006

Earnings before fixed charges:
Add:
Income (loss) from continuing operations before non-controlling interest and equity in earnings from unconsolidated real estate ventures (a)	$(34,943)	$1,270		$(9,109)	$(110)	$(42,168)
Distributed income of equity investees	657	1,557		7,639	6,900	2,150
Amortization of capitalized interest	3,527	3,166		2,801	2,170	1,508
Fixed charges — per below	148,500	152,126		170,589	185,308	182,012
Less:
Capitalized interest	(10,385)	(8,893)		(16,746)	(17,885)	(9,537)

Earnings before fixed charges	$107,356	$149,226		$155,174	$176,383	$133,965

Fixed charges:
Interest expense from continuing operations (including amortization)	$136,410	$141,604		$152,096	$165,647	$171,164
Ground leases and other	1,705	1,629		1,747	1,776	1,311
Capitalized interest	10,385	8,893		16,746	17,885	9,537

Total Fixed Charges	$148,500	$152,126		$170,589	$185,308	$182,012

Ratio of earnings to combined fixed charges	(b )	(b	)	(b )	(b )	(b )

(a)	Amounts for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 have been reclassified to present properties sold. As a result, operations have been reclassified to discontinued operations from continuing opeartions for all periods presented.

(b)	Due to the registrant’s loss in the period, the coverage ratio was less than 1:1. The registrant must generate additional earnings of $41,144 for the year ended December 31, 2010, $2,900 for the year ended December 31, 2009, $15,415 for the year ended December 31, 2008, December 31, 2007, $8,925 for the year ended December 31, 2007 and $48,047 for the year ended December 31, 2006 to achieve a coverage ratio of 1:1.